UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 August 2009

Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Glenn A. Culpepper

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Glenn A. Culpepper

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Glenn A. Culpepper        32,001

Bank of Ireland Nominees Limited Acct BONYADR      179

8. State the nature of the transaction

(i) Exercise of share options

(ii) Sale of shares

9. Number of  shares, debentures or financial instruments relating to  shares acquired

36,524

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.005273%

11. Number of  shares, debentures or financial instruments relating to  shares disposed

34,000

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

0.004908%

13. Price per share  or value of transaction

(i)  €16.2381

(ii) €17.80

14. Date and place of transaction

(i)  26th  August 2009, Dublin

(ii) 26 th August 2009, The Irish Stock Exchange

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

32,180; 0.004645%

16. Date issuer informed of transaction

26th  August 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

26th  August 2009

  NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the  issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with  the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of  person discharging managerial responsibilities/ director

Albert Manifold

4. State whether notification relates to a  person connected with a  person discharging managerial responsibilities/ director named in 3 and identify the  connected person

No

5. Indicate whether the notification is in respect of a holding of the  person referred to in 3 or 4 above or in respect of a non-beneficial interest

Albert Manifold

6. Description of  shares (including  class), debentures or derivatives or financial instruments relating to  shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of  shares held by each of them

Albert Manifold              9,655

AC Employee Benefit Trustees Limited Acct CRG          2,033

8. State the nature of the transaction

(i) Exercise of share option

(ii) Sale of shares

9. Number of  shares, debentures or financial instruments relating to  shares acquired

18,262

10. Percentage of issued  class acquired (treasury shares of that  class should not be taken into account when calculating percentage)

0.002636%

  11. Number of  shares, debentures or financial instruments relating to  shares disposed

22,462

12. Percentage of issued  class disposed (treasury shares of that  class should not be taken into account when calculating percentage)

0.003242%

13. Price per share  or value of transaction

(i) €15.5646

(ii) €17.80

14. Date and place of transaction

(i) 26th  August 2009, Dublin

(ii) 26th  August 2009, The Irish Stock Exchange

15. Total holding following notification and total percentage holding following notification (any  treasury shares should not be taken into account when calculating percentage)

11,688; 0.001687%

16. Date issuer informed of transaction

26th  August 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of  shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of  shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan

+353 1 6344340

Name and signature of duly designated officer of  issuer responsible for making notification

Neil Colgan

Company Secretary

Date of notification

26th  August 2009

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date       26 August 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director